UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           Trico Marine Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    896106200
                                 (CUSIP Number)

                                  May 16, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 14 Pages

CUSIP No. 896106200                    13G                    Page 2 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     $74,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     1,830,777 shares of Common Stock (see item 4(a))

                     Call Options to purchase 71,200 shares of Common Stock with an expiration date of June 20, 2008
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     $74,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     1,830,777 shares of Common Stock (see item 4(a))

                     Call Options to purchase 71,200 shares of Common Stock with an expiration date of June 20, 2008
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $74,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 1,830,777 shares of Common Stock (see item 4(a))

            Call Options to purchase 71,200 shares of Common Stock with an expiration date of June 20, 2008
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

CUSIP No. 896106200                    13G                    Page 3 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Convertible Arbitrage Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     $6,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     148,441 shares of Common Stock (see item 4(a))

                     Call Options to purchase 5,800 shares of Common Stock with an expiration date of June 20, 2008
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     $6,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     148,441 shares of Common Stock (see item 4(a))

                     Call Options to purchase 5,800 shares of Common Stock with an expiration date of June 20, 2008
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $6,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 148,441 shares of Common Stock (see item 4(a))

            Call Options to purchase 5,800 shares of Common Stock with an expiration date of June 20, 2008
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.97% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 896106200                    13G                    Page 4 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Statistical Opportunities Master Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     21 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     21 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            21 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                     [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.00%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 896106200                    13G                    Page 5 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     $80,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     1,979,218 shares of Common Stock (see item 4(a))

                     Call Options to purchase 77,000 shares of Common Stock with an expiration date of June 20, 2008

                     21 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     $80,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     1,979,218 shares of Common Stock (see item 4(a))

                     Call Options to purchase 77,000 shares of Common Stock with an expiration date of June 20, 2008

                     21 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $80,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 1,979,218 shares of Common Stock (see item 4(a))

            Call Options to purchase 77,000 shares of Common Stock with an expiration date of June 20, 2008

            21 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

CUSIP No. 896106200                    13G                    Page 6 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     $80,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     1,979,218 shares of Common Stock (see item 4(a))

                     Call Options to purchase 77,000 shares of Common Stock with an expiration date of June 20, 2008

                     21 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     $80,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     1,979,218 shares of Common Stock (see item 4(a))

                     Call Options to purchase 77,000 shares of Common Stock with an expiration date of June 20, 2008

                     21 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $80,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 1,979,218 shares of Common Stock (see item 4(a))

            Call Options to purchase 77,000 shares of Common Stock with an expiration date of June 20, 2008

            21 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. 896106200                    13G                    Page 7 of 14 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Henry Swieca
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)   SOLE VOTING POWER
                     0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)   SHARED VOTING POWER
                     $80,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     1,979,218 shares of Common Stock (see item 4(a))

                     Call Options to purchase 77,000 shares of Common Stock with an expiration date of June 20, 2008

                     21 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)   SOLE DISPOSITIVE POWER
                     0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)   SHARED DISPOSITIVE POWER
                     $80,000,000 aggregate principal amount of 6.50% Senior
                     Convertible Debentures due May 15, 2028, convertible into
                     1,979,218 shares of Common Stock (see item 4(a))

                     Call Options to purchase 77,000 shares of Common Stock with an expiration date of June 20, 2008

                     21 shares of Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            $80,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028, convertible into 1,979,218 shares of Common Stock (see item 4(a))

            Call Options to purchase 77,000 shares of Common Stock with an expiration date of June 20, 2008

            21 shares of Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.99% (see item 4(a))
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. 896106200                    13G                    Page 8 of 14 Pages


Item 1.

(a)  Name of Issuer

        Trico Marine Services, Inc. (the "Company")

(b)  Address of Issuer's Principal Executive Offices
        3200 Southwest Freeway, Suite 2950
        Houston, Texas 77027


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


        HIGHBRIDGE INTERNATIONAL LLC
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE STATISTICAL OPPORTUNITIES MASTER FUND, L.P.
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE CAPITAL MANAGEMENT, LLC
        9 West 57th Street, 27th Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        GLENN DUBIN
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States

        HENRY SWIECA
        c/o Highbridge Capital Management, LLC
        9 West 57th Street, 27th Floor
        New York, New York 10019
        Citizenship:  United States


Item 2(d)  Title of Class of Securities

CUSIP No. 896106200                    13G                    Page 9 of 14 Pages

        Common Stock, $0.01 par value ("Common Stock")

Item 2(e)  CUSIP Number

        896106200


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:

      As of the date of this filing, (i) Highbridge International LLC beneficially owns $74,000,000 aggregate principal amount of 6.50% Senior Convertible Debentures due May 15, 2028 (the "2028 Notes"), convertible into 1,830,777 shares of Common Stock (not counting any accrued and unpaid interest on the 2028 Notes) and call options to purchase 71,200 shares of Common Stock with an expiration date of June 20, 2008 (the "Call Options"), (ii) Highbridge Convertible Arbitrage Master Fund, L.P. beneficially owns $6,000,000 aggregate principal amount of the 2028 Notes, convertible into 148,441 shares of Common Stock (not counting any accrued and unpaid interest on the 2028 Notes) and Call Options to purchase 5,800 shares of Common Stock, (iii) Highbridge Statistical

CUSIP No. 896106200                    13G                   Page 10 of 14 Pages

Opportunities Master Fund, L.P. beneficially owns 21 shares of Common Stock, and
(iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed the beneficial owner of $80,000,000 aggregate principal amount of the 2028 Notes, convertible into 1,979,218 shares of Common Stock (not counting any accrued and unpaid interest on the 2028 Notes) beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P., Call Options to purchase 77,000 shares of Common Stock beneficially owned by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. and 21 shares of Common Stock beneficially owned by Highbridge Statistical Opportunities Master Fund, L.P. Pursuant to the terms of the 2028 Notes, Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. cannot convert any of the 2028 Notes until such time as the Reporting Persons would not beneficially own after any such exercise more than 9.99% of the outstanding shares of Common Stock (the "Blocker").

      In addition to the (i) 1,830,777 shares of Common Stock issuable to Highbridge International LLC upon conversion of the 2028 Notes, (ii) 71,200 shares of Common Stock issuable to Highbridge International LLC upon exercise of the Call Options, (iii) 148,441 shares of Common Stock issuable to Highbridge Convertible Arbitrage Master Fund, L.P. upon conversion of the 2028 Notes, (iv) 5,800 shares of Common Stock issuable to Highbridge Convertible Arbitrage Master Fund, L.P. upon exercise of the Call Options and (v) 21 shares of Common Stock beneficially owned by Highbridge Statistical Opportunities Master Fund, L.P., Highbridge International LLC holds $34,200,000 aggregate principal amount of 3.00% Senior Convertible Debentures due January 12, 2027 (the "2027 Notes"), which may be converted into 787,338 shares of Common Stock (not counting any accrued and unpaid interest on the 2027 Notes) upon the satisfaction of certain conditions, which currently have not been satisfied and cannot be satisfied in the discretion of Highbridge International LLC within the next 60 days, and Highbridge Convertible Arbitrage Master Fund, L.P. holds $7,800,000 aggregate principal amount of 2027 Notes which may be converted into 179,568 shares of Common Stock (not counting any accrued and unpaid interest on the 2027 Notes) upon the satisfaction of certain conditions, which currently have not been satisfied and cannot be satisfied in the discretion of Highbridge Convertible Arbitrage Master Fund, L.P. within the next 60 days.

      Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P. and Highbridge Statistical Opportunities Master Fund, L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P. and Highbridge Statistical Opportunities Master Fund, L.P.

        (b) Percent of class:

      Based upon the Securities Purchase Agreement dated May 14, 2008 by and among the Company and the investors listed on the Schedule of Purchasers attached thereto, which was filed as exhibit 4.1 of the Current Report on Form 8-K of the Company filed on May 16, 2008, the total number of outstanding shares of Common Stock as of May 14, 2008 is 15,675,565. Therefore, based on the

CUSIP No. 896106200                    13G                   Page 11 of 14 Pages

Company's outstanding shares of Common Stock, assuming the conversion of the 2028 Notes subject to the Blocker, (i) Highbridge International LLC may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company, (ii) Highbridge Convertible Arbitrage Master Fund, L.P. may be deemed to beneficially own 0.97% of the outstanding shares of Common Stock of the Company, (iii) Highbridge Statistical Opportunities Master Fund, L.P. may be deemed to beneficially own 0.00% of the outstanding shares of Common Stock of the Company, and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

        (c) Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote

                       0

                (ii)   Shared power to vote or to direct the vote

                       See Item 4(a)

                (iii)  Sole power to dispose or to direct the disposition of

                       0

                (iv)   Shared power to dispose or to direct the disposition of

                       See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

        Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        Not applicable.


Item 8.  Identification and Classification of Members of the Group

      See Exhibit I.


Item 9.  Notice of Dissolution of Group

        Not applicable.

CUSIP No. 896106200                    13G                   Page 12 of 14 Pages

Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 22, 2008, by and among Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Statistical Opportunities Master Fund, L.P., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 896106200                    13G                   Page 13 of 14 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 22, 2008

HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
    -----------------------------
Name: John Oliva                         By: /s/ John Oliva
Title: Managing Director                     -----------------------------
                                         Name: John Oliva
                                         Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE         HIGHBRIDGE STATISTICAL OPPORTUNITIES
MASTER FUND, L.P.                        MASTER FUND, L.P.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager


By: /s/ John Oliva                       By: /s/ John Oliva
    -----------------------------            -----------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director


/s/ Henry Swieca                         /s/ Glenn Dubin
-----------------------------            -----------------------------
HENRY SWIECA                             GLENN DUBIN

CUSIP No. 896106200                    13G                   Page 14 of 14 Pages



                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.01 par value, of Trico Marine Services, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 22, 2008


HIGHBRIDGE CAPITAL MANAGEMENT, LLC       HIGHBRIDGE INTERNATIONAL LLC

                                         By: Highbridge Capital Management, LLC
                                             its Trading Manager

By: /s/ John Oliva
    -----------------------------
Name: John Oliva                         By: /s/ John Oliva
Title: Managing Director                     -----------------------------
                                         Name: John Oliva
                                         Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE         HIGHBRIDGE STATISTICAL OPPORTUNITIES
MASTER FUND, L.P.                        MASTER FUND, L.P.

By: Highbridge Capital Management, LLC   By: Highbridge Capital Management, LLC
    its Trading Manager                      its Trading Manager


By: /s/ John Oliva                       By: /s/ John Oliva
    -----------------------------            -----------------------------
Name: John Oliva                         Name: John Oliva
Title: Managing Director                 Title: Managing Director


/s/ Henry Swieca                         /s/ Glenn Dubin
-----------------------------            -----------------------------
HENRY SWIECA                             GLENN DUBIN